INTEGRATED VENTURES, INC.

73 Buck Road, Suite 2

Huntingdon Valley, PA 19006

December 11, 2020

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Attn: Taylor Beech

Division of Corporation Finance

Office of Trade & Services

RE:	Integrated Ventures, Inc.
SEC Comment Letter dated December 4, 2020 Amendment No. 1 to Registration Statement on Form S-1 Filed November 23, 2020 File No. 333-249596

Dear Sir/Madam:

Please find below responses to comments of the staff of the Securities and Exchange Commission in its letter dated December 4, 2020 (the “Comment Letter”) relating to the filing made by Integrated Ventures, Inc. (the “Company”) with respect to the Registration Statement (“Registration Statement”) referenced above.

For your convenience, and for completeness purposes, the comments contained in the Comment Letter have been restated below in their entirety, with the Company’s response set forth immediately beneath such comment.

Amendment No. 1 to Registration Statement on Form S-1

General

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Given the nature of the offering and size of the transaction relative to the number of outstanding shares held by non-affiliates as disclosed in the prospectus, it appears that the transaction may be an indirect primary offering. Please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations. In addition, please address in your response the fact that you will purchase common shares at a discount to the market price, the assignability of the note and purchase agreement, and the potential for a reduced conversion price and par value, all of which appear to mitigate Eagle's investment risk.

RESPONSE:

How long the selling shareholders have held the shares, the circumstances under which they received them and their relationship to the issuer,

The Registration Statement relates to the sale of shares of common stock issuable to the Selling Stockholder upon their conversion of Notes issued in a private placement with closings on August 4 and October 22, 2020. Thus, as of the date of this letter, 50% of the principal amount of the Note that is the subject of the Registration Statement has been held by the Selling Stockholder for over 45 days, and 50% for over four months. In addition, pursuant to the terms of the Notes, in no event is the Selling Stockholder allowed to effect a conversion if such conversion, along with all other shares of common stock beneficially owned by the Selling Stockholder and its affiliates would exceed 4.99% of the outstanding shares of the common stock of the Company (which may be increased up to 9.99% upon 61 days’ prior written notice by the Selling Stockholder).  The limit on conversions by the Selling Stockholder means that no distribution as in an underwritten offering can take place.

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In the Securities Purchase Agreement (“Agreement”), the Selling Stockholder made customary investment and private placement representations to the Company, including that it is purchasing the Notes and the shares of Common stock issuable upon conversion of or otherwise pursuant to the Note, for its own account and not with a present view towards the public sale or distribution thereof, except pursuant to sales registered or exempted from registration under the Securities Act and understands that the Note is being offered and sold to it in reliance upon specific exemptions from the registration requirements of United States federal and state securities laws. The exempt private placement was completed, and the Company has received all funds from the transaction.

Furthermore, the Company is not aware of any evidence that a distribution would occur if the Registration Statement is declared effective. Under the Commission’s rules, a “distribution” requires special selling efforts. Rule 100(b) of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods.” There is nothing to suggest that any special selling efforts or selling methods by or on behalf of the Selling Stockholder has or would take place if the Registration Statement is declared effective. The Company also is not aware of any facts to suggest that the Selling Stockholder has taken any actions to condition or prime the market for the potential resale of the shares registered on its behalf.

The amount of shares involved,

The number of shares of common stock registered for the offering represents approximately 30% of the outstanding common stock following the completion of the offering. Mr. Rubakh, the CEO of the Company, holds beneficially, approximately 26% of the outstanding of 121,898,621 shares of common stock, although since Mr. Rubakh owns directly 1,311,057 shares of common stock, the major portion of his beneficial ownership in in his holding of Series B Convertible Preferred Stock. His holding of Preferred Stock would not enter into the calculation of the percentage of the float held by Mr. Rubakh, who owns shares of common stock accounting for slightly over 1% of the float. The balance of the float is owned by non-affiliates.

Whether the seller is in the business of underwriting securities or under all the circumstances it appears that the seller is acting as a conduit for the issuer.

To the Company’s knowledge, the Selling Stockholder is not in the business of acting as an underwriter, and under the transaction documents will not act as a conduit for the Company in connection with sales pursuant to the Registration Statement. The Selling Stockholder’s investment was in a convertible Note of the Company, a senior security which must be presented for conversion, and converted, prior to any sales of the conversion shares of common stock.

The Company is neither aware of any evidence that would indicate that these representations were false or that the Selling Stockholder plans to effect a distribution of its shares of common stock. The Selling Stockholder purchased the Note in an arms’ length transaction in circumstances that do not indicate that it would be the Company’s underwriter or acting as a conduit for the Company with respect to the sale of the conversion common stock—which could not be the case here since the transaction has been completed.

In the Agreement, the Company acknowledged and agreed that the Selling Stockholder is acting solely in the capacity of an arm’s length purchaser with respect to the Agreement and the transactions contemplated thereby. The Company further acknowledged that the Selling Stockholder is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated thereby, and any statement made by the Selling Stockholder or any of its respective representatives or agents in connection with this Agreement and the transactions contemplated thereby is not advice or a recommendation and is merely incidental to the Selling Stockholder’ purchase of the Securities. The Company further represented to the Selling Stockholder that the Company’s decision to enter into this Agreement was based solely on the independent evaluation of the Company and its representatives.

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The Company in its dealings with the Selling Stockholder has no reason to believe that the Selling Stockholder is anything other than a private investment fund. The Company is not aware of the Selling Stockholder being a broker-dealer or being affiliated with a broker-dealer.

Shares at a discount to the market price, the assignability of the note and purchase agreement and the potential for a reduced conversion price and par value,

In market for private financings for investment securities, generally, the securities sold by private issuers in transactions pursuant Rule 506 and other private placement exemptions under the Securities Act will be subject to adjustment resulting from recapitalizations, dilutive issuances of securities and other factors, that will in certain cases have the effect under the agreements governing the private transaction of reducing the conversion price for derivative securities, or the issuance of “make-up” securities to protect the investors’ investment in the issuer. This includes in many cases the right of the investors to assign (subject to Securities Act restrictions) the securities purchased in the private transaction. Given the low price at which many over-the-counter stocks trade, it is advisable also to include a provision that requires the issuer to use best efforts to have the par value of the stock reduced in the case that the purchase price per share falls below the par value of the shares purchased, so that state corporation laws are not violated. Thus, subsequent adjustments in the Agreement to the terms of the conversion terms of the Note sold to the Selling Stockholder do not require a conclusion that the transaction for that reason should be classified as an underwriting, or the transaction as being a transaction with an underwriter. Generally, the types of provisions discussed in this paragraph would not necessarily be associated solely with a public offering transaction, and are common to a number of types of financing transactions.

Accordingly, we believe that the manner of the sale of the Note and the terms of the Note do not possess the features commonly associated with the seller acting as an underwriter or with an underwritten offering, but possess those of a completed private offering.

Sincerely,

INTEGRATED VENTURES, INC.

By:	/s/ Steve Rubakh
Steve Rubakh
Chief Executive Officer

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